Mail Stop 3561

November 18, 2009

Ian G.H. Ashken
Vice President and Chief Financial Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

  Re: **Jarden Corporation**
     Correspondence Submitted November 4, 2009 Regarding
     Form 10-K for the Year Ended December 31, 2008
     Filed February 23, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed April 9, 2009
     Form 10-Q for the Period Ended June 30, 2009
     Filed July 28, 2009
     Form 10-Q for the Period Ended September 30, 2009
     Filed October 30, 2009
     File No. 1-13665

Dear Mr. Ashken:

  We have reviewed your letter dated November 4, 2009 in response to our comment letter dated September 30, 2009 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments two, three, five, six, seven, nine, 10, 11, 13, 14, and 15 in our letter dated September 30, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

*   *   *   *   *

Please respond to our comment within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell D. Hollander, Esq.
        Kane Kessler, P.C.
        Via Facsimile